FNX Mining Reports Stronger Operating and Financial Results for the Second Quarter

TORONTO, Ontario – August 4, 2005 – FNX Mining Company Inc. (FNX-TSX/AMEX) (“FNX”) reports financial and operating results for the three months ending June 30, 2005. The complete financial statements, related notes and management discussion and analysis are available at www.fnxmining.com and www.sedar.com.

Financial Results

FNX posted higher revenues, net earnings and earnings per share in the second quarter of 2005 than in either the second quarter of 2004 or the first quarter of 2005.   Operating revenues in the second quarter of 2005 were $21.9 million, approximately 61% higher than in the second quarter of 2004 and 45% higher than in the first quarter of 2005. Net earnings were $3.1 million or $0.06 per share for this quarter, compared to net earnings of $0.2 million or $0.00 per share in the second quarter of 2004 and $0.7 million or $0.01 per share in the first quarter of 2005. Cash flow from operating activities was $3.6 million, equal to $0.07 per share, compared to $1.1 million or $0.02 per share in the same period in 2004.

For the first six months of 2005 operating revenues totaled $37.0 million, approximately 60% higher than the comparable period in 2004. Net earnings for the year to date were $3.8 million or $0.08 per share or an increase of 157% from the $1.5 million or $0.03 per share in the first six months of 2004.  Cash flow from operating activities was $9.0 million or $0.18 per share for the first half of 2005, compared to $2.3 million or $0.05 per share in the first half of 2004.

Consolidated Financial Results

(Cdn$000s, except per share data):

Three months ended:

Six Months ended:

June 30,

June 30,

 June 30,

         June 30,

2005

 2004

      2005

             2004

______________________________________________________________________________________________________

Revenue

$

21,923

$  13,624

$   37,007       $   23,135

Earnings

3,094

         178

       3,822              1,489

Earnings per share

$

0.06

$      0.00

$       0.08       $       0.03

Note: The Company accounts for the Sudbury Joint Venture (“SJV”) operations on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% ownership interest in the revenue, expenses, assets and liabilities of the SJV is accounted for as “non-controlling interests”.

FNX’s cash position at June 30, 2005 was $49.0 million, a decrease of $1.6 million from March 31, 2005 and $7.8 less than December 31, 2004. Working capital was $65.1 million representing an increase of $4.1 million from March 31, 2005 and a decrease of $3.7 million from December 31, 2004. The company still had no debt at the end of this reporting period.

Operating Results

FNX and its Sudbury Joint Venture partner experienced one minor lost time accident and no reportable environmental incidents during the second quarter of 2005. For the three years of activities by the Sudbury Joint Venture, there have been only two lost time accidents and no reportable environmental incidents.

FNX mined and processed more tons of ore and produced more pounds of nickel and copper during the second quarter of 2005 than in either the second quarter of 2004 or the first quarter of 2005. The Sudbury operation produced 2.1 million pounds of nickel in the second quarter at an average cash expense of $119 per ton of ore shipped and sold or US$3.03 per pound of nickel sold, net of by-product credits. Net average cash operating revenue per ton of ore sold during this reporting period was $238, producing an average cash operating margin per ton of ore sold of $119. This compares to an average cash operating margin per ton of ore sold for the second quarter of 2004 of $62. Earnings from operations during the quarter were $7.1 million, compared to $2.6 million in the same period in 2004.  Year to date earnings from operations were $10.1 million.

The average realized nickel price for the second quarter was US$7.21 per lb and for the first half of 2005 it was US$7.07 per lb. These prices compare to US$5.64 per lb and US$6.02 per lb, respectively, in 2004. The average realized copper price during the second quarter was US$1.48 per lb and US$1.46                                                                                                                         per lb for the first half of the year. This compares to US$1.23 per lb and US$1.21 per lb for the first quarter and first half of 2004, respectively.

For the first six months of 2005, FNX and its Sudbury Joint Venture partner produced 3.6 million pounds of nickel and 2.2 million pounds of copper. During the first half of 2005, the average net payable revenue per ton of ore sold was $222 and the average cash expense per ton of ore sold was $124, yielding an average operating margin per ton of ore sold of $98.

Production

Three months ended:

Six months ended:

 April 30,

    April 30,

April 30,

     April 30,

2005

 2004

      2005

          2004

______________________________________________________________________________________________________

Operating statistics (100% level):

Ore mined (tons)

93,586

73,521

  168,610

     115,619

Ore sold (tons)

92,108

75,980

  166,328

     115,519

Ni ore sold (tons)

86,349

72,044

  156,164

     108,769

Ni ore grade (% nickel)

1.7

1.6

          1.6

             1.7

Cu ore sold (tons)

5,759

3,936

    10,164

         6,750

Cu ore grade (% copper)

8.9

5.9

          8.1

             6.3

Payable nickel (000s lbs)

2,100

1,556

      3,628

         2,509

Payable copper (000s lbs)

1,324

669

      2,166

         1,179

In this quarter a total of 93,586 tons of ore was mined and 92,108 tons of ore was sold composed of 86,349 tons of nickel ore averaging 1.7% nickel and 5,759 tons of copper ore grading 8.9% copper. This compares to 73,521 tons of ore mined and 75,980 tons of ore sold during the same period in 2004. For the first half of 2005, mined ore totaled 168,610 tons. Sold ore for the first six months was composed of 156,164 tons of nickel ore grading 1.6% nickel and 10,164 tons of copper ore averaging 8.1% copper.

Development

Development and pre-production activities at the PM Deposit continued through the second quarter and have advanced ed to the point whereby ore mined and shipped from the PM Deposit commencing May 1, 2005 will be recorded as revenue in the statement of operations starting July 1, 2005. Pre-production revenues from ore mined up to and including April 30, 2005 totaled $3.6 million and were credited against the PM Deposit’s capitalized costs.

Reconditioning of the No. 2 Shaft at the Levack Mine progressed during the second quarter. All reconditioning of surface facilities was completed and approved during the quarter. The hoist ropes were installed in shaft compartments # 1 and #2, while the # 3 compartment was reconditioned to the 1800 ft level. All levels have been inspected to the targeted 2200 ft level. The Levack No. 2 Shaft is scheduled to be operational late in the third quarter or early in the fourth quarter of 2005.

Shaft sinking at the Podolsky Property continued throughout the second quarter and reached a vertical depth of 562 ft by the end of the second quarter. By the end of July, the shaft was at a depth of 780 ft and is scheduled for completion at a depth of 2,450 ft early in 2006.

Exploration Results

During the second quarter of 2005 FNX completed 70,631 ft of surface and underground drilling in 138 holes, while year to date drilling totaled 132,079 ft in 281 holes. Surface drilling during the quarter totaled 32,336 ft in 11 holes at the Levack Footwall Discovery and Podolsky and Kirkwood Properties.  Underground drilling consisted of 38,295 ft in 127 holes located at the McCreedy West Mine and on the Levack Footwall Discovery from Falconbridge’s Craig Mine. Based on the success of the Levack Footwall Discovery, the 2005 exploration budget was increased by $2.5 million to $13.9 million. Currently there are five surface and two underground drill rigs testing the Levack Footwall Discovery. Further results from the Levack Footwall Discovery are scheduled for release in September.

The 2005 exploration budget for the Sudbury properties of Aurora Platinum Corp. (“Aurora”) was $2.5 million. Approximately $0.5 million of the budget was expended prior to the acquisition of Aurora by FNX and Dynatec Corporation (“Dynatec”) on July 1, 2005. The $2.0 million budget balance will be spent in the last half of this year. Initial surface drilling began on both the Falconbridge and Foy-Bowell Properties early in the third quarter of 2005.

Subsequent Events

On July 1, 2005 FNX completed the acquisition of Aurora in exchange for the issuance of approximately 4.3 million FNX common shares. Simultaneously a 50% interest in Aurora was sold to Dynatec in exchange for $12.2 million in cash and approximately 7.7 million Dynatec common shares. For accounting purposes, the difference between the fair value ascribed to FNX Mining shares on the purchase of Aurora and the compensation received from Dynatec for 50% of Aurora sold to Dynatec was deemed to result in a one-time, pre-tax, non-cash $2.7 million loss, which will be recognized in the third quarter results.

Conference Call

FNX will be hosting a Second Quarter conference call on Thursday, August 4th, 2005 at 4:15 pm Eastern Time.  Conference call numbers are:

Live in North America:

416-340-2216 or 1-866-898-9626

Access Code: Ask for FNX Mining Conference call

A replay is available until midnight, August 12th, 2005 at:

416-695-5800 or 1-800-408-3053

Access Code: 3159979#

Slides for the conference call may be accessed on the Company’s website home page at www.fnxmining.com

Forward-Looking Statements

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. For example, in this news release statements about future development, production, foreign exchange rates and metal prices are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

Ronald P. Gagel, Vice President and CFO

Tel: 416-368-0990, Fax 416-360-0550, Email: rgagel@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Expressed in thousands of Canadian dollars except where otherwise noted)

Consolidated Balance Sheets (in thousands of Canadian dollars)	As at
	June 30 2005	December 31 2004
	(Unaudited)
	$	$
Assets
Current
Cash and cash equivalents	48,959	56,774
Accounts receivable	10,862	7,328
Ore-in-process (note 3)	6,601	4,786
Inventory (note 4)	455	533
Prepaids and other assets	161	319
	67,038	69,740
Property, plant and equipment (note 5)	89,441	69,781
Deferred charges (note12)	434	-
Reclamation deposits	1,230	1,230
	158,143	140,751
Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	1,928	908

Future income and resource taxes	13,080	1,974
Asset retirement obligations	1,129	1,100
Non-controlling interests (note 6)	25,616	19,335
	39,825	22,409
	41,753	23,317
Subsequent events (note 12)
Shareholders' equity
Share capital (note 7)	123,429	126,415
Contributed surplus - stock-based compensation (note 8(a))	5,682	7,562
Deficit	(12,721)	(16,543)
	116,390	117,434
	158,143	140,751

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Operations
(in thousands of Canadian dollars except earnings per share)	Three months ended June 30		Six months ended June 30
(Unaudited)	2005	2004	2005	2004
	$	$	$	$
Mine operating revenues	21,923	13,624	37,007	23,135

Mine operating expenses
Mining, excluding depreciation and amortization	11,004	8,927	20,573	13,430
Depreciation and amortization	1,672	1,431	3,381	2,258
	12,676	10,358	23,954	15,688
	9,247	3,266	13,053	7,447
Expenses
Corporate administration	1,497	1,312	2,566	2,069
Exploration administration	708	371	1,563	804
Depreciation	16	25	33	49
Stock-based compensation (note 8(a))	259	495	361	513
Other expenses (income) (note 9)	(381)	(283)	(653)	(571)
	2,099	1,920	3,870	2,864
Earnings before taxes and non-controlling interests	7,148	1,346	9,183	4,583
Income and resource taxes	(1,899)	(467)	(2,443)	(1,391)
Earnings before non-controlling interests	5,249	879	6,740	3,192
Non-controlling interests (note 6)	(2,155)	(701)	(2,918)	(1,703)
Net earnings for the period	3,094	178	3,822	1,489
Basic and diluted earnings per share (note 7(b))	0.06	0.00	0.08	0.03

Consolidated Statements of Deficit (in thousands of Canadian dollars)	Three months ended June 30		Six months ended June 30
(Unaudited)	2005	2004	2005	2004
	$	$	$	$
Deficit - beginning of period	(15,815)	(21,721)	(16,543)	(23,032)
Net earnings for the period	3,094	178	3,822	1,489
Deficit - end of period	(12,721)	(21,543)	(12,721)	(21,543)

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Cash Flow (in thousands of Canadian dollars)	Three months ended June 30		Six months ended June 30
(Unaudited)	2005	2004	2005	2004
	$	$	$	$
Operating activities
Net earnings for the period	3,094	178	3,822	1,489
Non-cash items
Mine depreciation and amortization	1,672	1,431	3,381	2,258
Depreciation	16	25	33	49
Asset retirement obligations	17	-	29	-
Stock-based compensation	259	495	361	513
Future income and resource taxes	1,899	467	2,443	1,391
Non-controlling interests	2,155	701	2,918	1,703
	9,112	3,297	12,987	7,403
Net change in non-cash working capital (note 10)	(5,560)	(2,233)	(3,988)	(5,072)
	3,552	1,064	8,999	2,331
Financing activities
Common shares issued	3,229	19,646	3,436	19,720
Non-controlling interests, net	1,010	(179)	3,363	(695)
	4,239	19,467	6,799	19,025
Investing activities
Term deposits	15,000	(833)	-	(838)
Property, plant and equipment	(8,920)	(5,478)	(23,179)	(11,152)
Deferred charges	(434)	-	(434)	-
	5,646	(6,311)	(23,613)	(11,990)
Change in cash and cash equivalents for the period	13,437	14,220	(7,815)	9,366
Cash and cash equivalents - beginning of period	35,522	47,682	56,774	52,536
Cash and cash equivalents - end of period	48,959	61,902	48,959	61,902

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months and six months ended June 30, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except where otherwise noted)

(Unaudited)

1.

Nature of operations

FNX Mining Company Inc. ("FNX") is engaged in the production and sale of nickel, copper, platinum, palladium, and gold, including related activities of exploration and development. FNX's mineral properties are located in the Sudbury mining district of Canada.

2.

Accounting policies and basis of presentation

The unaudited interim consolidated financial statements of FNX have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to FNX's audited consolidated financial statements for the year ended December 31, 2004.  Generally accepted accounting principles for interim consolidated financial statements do not conform in all respects to the disclosures required for annual consolidated financial statements and, accordingly, these unaudited interim consolidated financial statements should be read in conjunction with FNX's audited annual consolidated financial statements and accompanying notes included in FNX's Annual Report for 2004, which can be found at www.sedar.com and www.fnxmining.com.  In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these unaudited interim consolidated financial statements.  These adjustments consist only of normal recurring adjustments.   The comparative figures for 2004 have been reclassified to conform to the presentation adopted for the current period.

3.

Ore-in-process

	June 30 2005	December 31 2004
	$	$
Cash costs	5,378	3,640
Non-cash costs	1,223	1,146
	6,601	4,786

Ore-in-process represents the cost of ore that has been mined and shipped to Inco Limited ("Inco") for concentrating, smelting and refining but has not been fully processed as at the balance sheet date.  Cash costs include mining and haulage.  Non-cash costs represent the amount of mine depreciation and amortization capitalized to ore-in-process inventories as at the balance sheet date.  The mine depreciation and amortization included in the carrying value of ore-in-process inventories will be charged to the mine depreciation and amortization expense category of the statement of operations once processing is completed.

4.

Inventory

	June 30 2005	December 31 2004
	$	$
Cash costs	291	397
Non-cash costs	164	136
	455	533

Inventory represents the cost of ore that has been mined but has not been shipped to Inco for concentrating, smelting and refining as at the balance sheet date.  Cash costs include mining costs but not haulage.  Non-cash costs represent the amount of mine depreciation and amortization capitalized to ore inventories as at the balance sheet date.  The mine depreciation and amortization included in the carrying value of ore inventories will be charged to the mine depreciation and amortization expense category of the statement of operations once the ore is shipped to Inco and processing is completed.

5.

Property, plant and equipment

	June 30, 2005
	Cost	Accumulated Amortization	Net
	$	$	$
Mining
McCreedy West
Property and development	36,751	7,327	29,424
Plant and equipment	13,406	3,323	10,083
	50,157	10,650	39,507
Exploration	49,819	-	49,819
Corporate	480	365	115
	100,456	11,015	89,441

	December 31, 2004
	Cost	Accumulated Amortization	Net
	$	$	$
Mining
McCreedy West
Property and development	21,360	4,819	16,541
Plant and equipment	10,624	2,345	8,279
	31,984	7,164	24,820
Exploration	44,816	-	44,816
Corporate	477	332	145
	77,277	7,496	69,781

Commencing May 2005, revenue and expenses from ore mined and shipped from the McCreedy West PM Deposit will be included in the statement of operations for the reporting period starting July 2005.  The $14.9 million of accumulated mineral property and exploration capital costs to date, net of $3.6 million of pre-production revenue credits, were transferred from mineral exploration properties to McCreedy West mining property and development ($13.6 million) and plant and equipment ($1.3 million).

The carrying value of mineral exploration properties represents the accumulated costs to date for the acquisition of and exploration costs incurred by FNX on its non-producing mineral exploration properties. Mineral exploration properties are not being amortized.  FNX's active mineral exploration properties are located in the Sudbury mining district, and are comprised as follows:

	June 30 2005	December 31 2004
	$	$
Kirkwood	319	200
Levack	12,520	7,554
McCreedy West PM Deposit	-	13,472
Levack Footwall	5,448	2,614
Podolsky	28,635	18,085
Victoria	2,897	2,891
	49,819	44,816

Corporate assets consist of office equipment, furniture and fixtures at the Toronto head office and the Sudbury exploration office.

6.

Non-controlling interests

	2005	2004
	$	$
Balance - beginning of year	19,335	14,599
SJV net earnings	763	1,002
Cash contributions	5,533	2,530
Cash distributions	(3,180)	(3,046)
Balance - March 31	22,451	15,085
SJV net earnings	2,155	701
Cash contributions	4,824	2,831
Cash distributions	(3,814)	(3,010)
Balance - June 30	25,616	15,607

Non-controlling interests represents Dynatec Corporation's ("Dynatec") 25% interest in the Sudbury Joint Venture ("SJV").

7.

Share capital and earnings per share

(a)

Common shares issued and outstanding (i)

	2005		2004
	Shares	Amount	Shares	Amount
	# 000s	$	# 000s	$

Balance - beginning of year	50,266	126,415	47,415	106,073
Stock options exercised	43	207	91	74
From contributed surplus (note 8)	-	37	-	23
Income tax benefits renounced to flow-through shareholders (ii)	-	(8,663)	-	-
Balance - March 31	50,309	117,996	47,506	106,170
Stock options exercised	661	3,229	140	177
From contributed surplus (note 8)	-	2,204	-	26
Flow-through shares (ii)	-	-	2,500	19,929
Balance - June 30	50,970	123,429	50,146	126,302

(i)

FNX is authorized to issue an unlimited number of common shares.

(ii)

On June 17, 2004, FNX issued 2.5 million flow-through common shares for gross proceeds of $20.6 million.  Financing costs of $1.2 million and a future income tax asset of $0.5 million resulted in a net amount of $19.9 million.  During the three month period ended March 31, 2005, FNX renounced the associated income tax deductions to the flow-through shareholders.  The estimated tax benefit of $8.7 million related to the $20.6 million of flow-through shares was charged to share capital with a corresponding increase in the related future income tax liability.  During the year ended December 31, 2004, FNX had expended $9.9 million of the proceeds from the flow-through funds with the $10.7 million balance remaining being expended during the six month period ended June 30, 2005.

(iii)

Effective April 18, 2005, FNX approved a Shareholder Rights Plan (the "Rights Plan"), which was subsequently ratified by independent shareholders at a meeting of shareholders held on May 19, 2005.  Under the terms of the Rights Plan, one right ("Right") was attached to each existing common share and each common share subsequently issued will have one Right attached to it.  The Rights will separate from the common shares and become exercisable following a bid, other than a bid which meets certain criteria as a permitted bid ("Permitted Bid"), for 20% or more of the common shares of FNX.  In the event of a bid which is not a Permitted Bid, each Right, other than the Rights attached to common shares held by the party making the bid, would permit the holder the right to purchase common shares effectively at 50% of the price at that time.  In the event of a Permitted Bid, the Rights will be deemed to be redeemed at $0.00001 per Right.  The Rights plan effectively allows FNX 60 days to assess a bid and, if more than 50% of the common shares held by independent shareholders are tendered within that 60 day period, requires a public announcement of that fact by the bidder who must allow an additional 10 days from that date for additional shareholders to tender their shares.

(b)

Earnings per share

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Net earnings available to shareholders ($)
Basic and diluted	3,094	178	3,822	1,489
Weighted average shares outstanding (#000s)
Basic	50,555	47,506	50,419	47,415
Effect of dilutive stock options	698	563	426	708
Diluted	51,253	48,069	50,845	48,123
Stock options excluded from dilution	201	662	596	495
Earnings per share
Basic and diluted	$0.06	$0.00	$0.08	$0.03

8.

Contributed surplus - stock-based compensation

Until March 16, 2005, FNX had only one stock-based compensation plan, a stock option plan.  Effective March 16, 2005, the Board of Directors implemented a policy requiring all directors to hold a minimum of 5,000 common shares and/or deferred share units ("DSUs") within five years of their appointment to qualify for membership on the Board.

The following table summarizes information regarding FNX's contributed surplus - stock-based compensation as at and for the periods ended June 30:

	2005	2004
	$	$
Balance - beginning of year	7,562	6,737
Stock-based compensation expense	102	18
Transfer of exercised options to share capital	(37)	(23)
Balance - March 31	7,627	6,732
Stock-based compensation expense	259	495
Transfer of exercised options to share capital	(2,204)	(26)
Balance - June 30	5,682	7,201

(a)

Stock option plan

The stock option plan (the "Plan") is for directors, officers, employees and certain individuals that provide ongoing services to FNX.  Under the Plan, options are typically granted for a five year period and in such numbers as reflects the level of responsibility of the particular optionee and his or her contribution to the business and activities of FNX.  Options granted under the Plan prior to 2004 vested at the discretion of the Board of Directors, while options granted in 2004 vest 50% after one year from the date of grant with the balance vesting after two years from the date of grant.  Effective January 1, 2005, options granted under the Plan have a five year term and vest 33.3% on the anniversary date of each of the first three years following the grant date.  Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with FNX.  The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

 FNX's common shares are listed on the Toronto Stock Exchange and the American Stock Exchange.  The following table summarizes information regarding FNX's outstanding and exercisable stock options as at June 30, 2005:

Outstanding				Exercisable
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000s	#	CDN$	# 000s	CDN$
0.50 to 4.95	386	19	1.76	386	1.76
5.04 to 6.85	938	36	6.16	850	6.22
7.40	378	57	7.40	-	-
8.15 to 10.99	696	46	9.25	495	5.86
	2,398		6.54	1,731	5.90

The following table summarizes information regarding FNX's stock options as at and for the periods ended June 30, 2005:

	Three months ended		Six months ended
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000s	CDN$	# 000s	CDN$
Balance - beginning of period	2,858	5.85	2,523	5.60
Granted	201	10.88	579	9.99
Exercised	(661)	4.88	(704)	4.88
Expired	-	-	-	-
Balance - end of period	2,398		2,398

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the weighted average assumptions used for grants as follows: dividend yield of 0.0% (2004 - 0%), expected volatility of 49% (2004 - 49%), risk-free interest rate of 4.0% (2004 - 3.0%) and expected life of 48 months (2004 - 24 months).

(b)

Deferred share units plan

On March 16, 2005, the Board of Directors approved the implementation of a deferred share unit plan (the "DSU Plan"), effective July 1, 2005.  The purpose of the DSU Plan is to promote a greater alignment of interests between shareholders and Directors by linking a portion of Director compensation to the future value of FNX's common shares.  The DSU Plan is only eligible to Directors of FNX and is to allow Directors the choice to receive, in increments of 25%, up to 100% of their compensation in the form of DSUs rather than by way of cash.  Under the terms of the DSU Plan, the number of DSUs granted is based upon the fair market value of FNX's common shares at that time   DSUs are only converted into common shares upon the Director's death or resignation from the Board.  As the DSU Plan became effective July 1, 2005, no stock-based compensation expense was incurred with respect to the DSU Plan.

9.

Other expenses (income)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	$	$	$	$
Interest income	(249)	(227)	(597)	(519)
Interest expense on flow-through shares	6	-	65	-
Management fees	(117)	-	(117)	-
Foreign exchange	(19)	(11)	(19)	(11)
Miscellaneous	(2)	(45)	15	(41)
	(381)	(283)	(653)	(571)

10.

Supplementary cash flow information

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	$	$	$	$
Net change in non-cash working capital
Accounts receivables	(4,628)	(1,540)	(3,534)	(2,124)
Ore-in-process	(1,264)	(243)	(1,738)	(1,352)
Inventory	143	(376)	106	(459)
Prepaids and other assets	(39)	232	158	310
Accounts payable and accrued liabilities	228	(306)	1,020	(1,447)
	(5,560)	(2,233)	(3,988)	(5,072)
Other information
Interest paid	2	1	12	7
Income and resource taxes paid	-	-	-	-

11.

Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.  FNX does not currently have any commodity or foreign exchange hedging or other derivative instruments.

12.

Subsequent events

On May 4, 2005, FNX announced it had entered into an agreement with Aurora Platinum Corporation ("Aurora") whereby FNX agreed to acquire all of the issued and outstanding common shares of Aurora in exchange for common shares of FNX. The transaction closed on July 1, 2005. FNX issued 4,270,803 common shares with an ascribed value for accounting purposes of $11.64 per common share (based upon the volume weighted average trading price of FNX's shares for the day of, the two trading days before and the two trading days after June 15, 2005, the date the number of shares of FNX was to issue was determined). Accordingly, the consideration totaled $49.7 million. The principal assets of Aurora acquired by FNX were 13,300,000 common shares of Lake Shore Gold Corp, 6,850,000 common shares of Superior Diamonds Inc., a 60% interest in a joint venture with Falconbridge Limited in the Sudbury mining district, and various other mineral exploration properties located in Ontario and Quebec. The $0.4 million of net acquisition costs related to this transaction were deferred at June 30, 2005.

In a related but independent transaction, FNX and Dynatec entered into an agreement dated May 18, 2005 whereby FNX agreed to sell to Dynatec a 50% interest in Aurora for $12.2 million in cash plus that number of common shares of Dynatec equal to the number of FNX shares issued to the common shareholders of Aurora times 1.806825. The number of common shares of Dynatec so issued totaled 7,716,594. The volume weighted average trading price of Dynatec's shares for the day of, the two trading days before and the two trading days after June 30, 2005 was $1.28 per common share. Accordingly, the total consideration received by FNX from Dynatec was valued for accounting purposes at $22.1 million. As 50% of FNX's interest in Aurora was valued for accounting purposes at $24.8 million, the sale to Dynatec will result in a pre-tax, non-recurring, non-cash loss for accounting purposes of approximately $2.7 million. This loss will be reflected in the third quarter of 2005.

As a result of the two transactions described above, each of FNX and Dynatec will hold a 50% interest in Aurora. FNX will account for its interest in Aurora using the proportionate consolidation method.